Allianz Life Insurance Company of North America

Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone:  763-765-2913
stewart.gregg@allianzlife.com
www.allianzlife.com

Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, NE
Washington, DC    20549-46449

September 28, 2018
Re: Allianz Life Insurance Company of New York
Allianz Life of NY Variable Account C
Index Advantage ADV New York Initial Registration Statement on Form S-1 (File No. 333- 213126) and
Initial Registration Statement on Form N-4 (File Nos. 333-213128 and 811-05716)

S-1 Registration Statement Amendments (333-213126)		N-4 Registration Statement Amendments (333-213128)
S-1/A	10-26-2016	N-4/A	10-26-2016
POSAM	01-17-2017	N-4/A	12-21-2016
POSAM	04-14-2017	485APOS	01-17-2017
POSAM	12-20-2017	485BXT	03-16-2017
POSAM	04-18-2018	485BPOS	04-14-2017
		485BPOS	04-18-2018
Dear Sir/Madam:
On August 15, 2016, the above-referenced Registration Statements were initially filed on Forms S-1 and N-4. The Registration Statements were declared effective on November 10, 2016 and December 22, 2016, respectively. Amendments to the above referenced Registration Statements have also subsequently been filed, as referenced above. The purpose of the registration statements was to register the Index Advantage ADV New York Individual Deferred Variable and Index-Linked Annuity Contract. However, it has been determined that this annuity contract will not be offered, and no securities have been sold in connection with the offering. Therefore, we are hereby requesting withdrawal of the previously accepted Registration Statements under Form Type RW and pursuant to Rule 477.
Registration fees have been previously submitted toward the anticipated amount of premium to be collected, but since we no longer intend to offer the contract, we intend to apply the registration fee amount submitted ($5,779.80 to register an amount of $50M), toward the registration fees of the Index Advantage New York contract, which is currently being offered by the same Registrant (File Nos. 333-224317 and 333-192949), pursuant to Rule 457(p).
Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the following address and phone number.
Allianz Life, 5701 Golden Hills Drive, Minneapolis, MN 55416. Telephone: (763)765-2913.
Sincerely,
Allianz Life Insurance Company of New York

By:     /s/ Stewart D. Gregg
            Stewart D. Gregg